

August 23, 2010

Via U.S. Mail and Fax (952) 828-8900

Craig R. Herkert
Chief Executive Officer
Supervalu, Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

>   **Re: Supervalu, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 27, 2010**
>   **Filed April 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 12, 2010**
>   **File No. 001-05418**

Dear Mr. Herkert:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 27, 2010

Exhibits

1. We note that you have filed Exhibits 4.9 through 4.11 pursuant to Item 601(b)(4) of Regulation S-K, but each of these credit agreements appears to be more appropriately filed under Item 601(b)(10). Please revise or advise.

2. We note that exhibits 4.9 and 4.11 identify numerous exhibits and schedules, but none are included with the filings. Please review all of your material agreements and file any

exhibits, schedules and/or appendices to these agreements. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Items 601(b)(4) and 601(b)(10) do not include a similar provisions.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Cash Incentive, page 23

4. We note your statement at? the bottom of page 23 that you have not provided a quantitative discussion of the terms of the "business unit earnings objectives" because they are highly confidential and disclosure would cause competitive harm. Please provide us with a detailed analysis of the basis upon which you made your determination. Your analysis should specifically address each subset of your "business unit earnings objectives" which appear to include Business Unit Earnings, Corporate Cash Flow and Business Unit Inventory Days Supply. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

5. Please expand your discussion in the last sentence of the fifth paragraph of this section to clarify the bases upon which you make the determination of whether there have been "net improvements in diversity representation."

Long-term Equity Incentives, page 25

6. You state on page 25 that the total value of each long-term award was established in "a manner that achievement of target levels of performance would result in long-term incentives within the median range of the competitive market." We note the performance share award targets disclosed on page 27, but it does not appear that you have disclosed the targets applicable to the stock options and SARs that were awarded to certain of your NEOs. Please disclose these target levels of performance. As discussed above, if you have not disclosed these targets due to concerns of confidentiality, please provide us with your detailed analysis of how such disclosure would cause you competitive harm.

Performance Shares, page 26

7. It appears that you use the terms "performance share program" and "long-term incentive program", or LTIP, to describe the same long-term equity incentive. Please revise your disclosure and terminology, as appropriate, to clarify whether your discussion of "Performance Shares" beginning on page 26 is the equivalent of a discussion of your LTIP. In this regard, we note your statement in the fifth full paragraph on page 25 that Messrs. Herkert and Noddle participate in your LTIP "which is a grant of performance shares with a three-year performance cycle."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director